UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

DATE:	September 25, 2006
TO:	Mr. WU Yuxiang Chief Financial Officer Yanzhou Coal Mining Company Limited (Tel) (86) 537 538 2319 (Fax) (86) 537 538 3311

FROM:	Tracie Towner United States Securities and Exchange Commission Division of Corporation Finance (Tel) 202-551-3744 (Fax) 202-772-9368

RE:	Yanzhou Coal Mining Company’s 20-F for fiscal year Ended December 31, 2005

Number of pages including cover sheet: 5

The information contained in this facsimile message is attorney privileged and confidential, intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone, and return the original message to us at the above address via the U.S. postal service.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF

CORPORATION FINANCE

MAIL STOP 7010

September 25, 2006

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

298 South Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

Re:	Yanzhou Coal Mining Company Limited

Form 20-F for Fiscal Year Ended December 31, 2005

Filed June 29, 2006

File No. 1-14714

Dear Mr. Yuxiang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of out review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

September 25, 2006

Form 20-F for Fiscal Year Ended December 31, 2005

The Offer and Listing, page 64

1.	We note your disclosure stating, “...on June 28, 2005, the shareholders approved that the issuance of bonus shares by us through capitalization of the capital reserve on the basis of six bonus shares for every ten existing shares for the year ended December 31, 2004.” Please expand your disclosures to clarify whether you have accounted for this transaction as a stock dividend or a stock split and how it has been presented in your financial statements.

Controls and Procedures, page 85.

2.	We note your statement that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date you carried out your evaluation. Please comply with Item 15(d) of Form 20-F, which requires that you disclose any change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Note 4 – Significant Accounting Policies

Goodwill, page F-14

3.	We note your disclosure stating that for purposes of impairment testing, you allocate goodwill to each of the Group’s cash- generating units. Please expand your disclosure under this heading or in your reconciliation to U.S. GAAP to discuss your accounting policy for testing impairment for U.S. GAAP purposes.

Note 5 – Critical Accounting Judgments and Key Sources of Estimation Uncertainty

Depreciation, page F-19

4.	We note your disclosure stating, “The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed.” Please tell us the authoritative accounting literature on which you have based your policy. Further, for U.S. GAAP purposes, Industry Guide 7 requires that the cost of mining structures be depreciated using the units of production method based on proven and probable reserves. Please tell us why you have no disclosure or reconciling items to U.S. GAAP recognizing the difference between the two accounting methods.

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

September 25, 2006

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

September 25, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

[YANZHOU COAL MINING COMPANY LIMITED LETTERHEAD]

BY FAX

Date:	September 29, 2006

To:	Tracie Towner United States Securities and Exchange Commission (“Commission”) Division of Corporate Finance Tel (202) 551-3744 Fax (202) 772-9368

From:	WU Yuxiang Chief Financial Officer Yanzhou Coal Mining Company Limited Tel (86) 537-538-2319 Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on September 26, 2006. We are in the process of preparing our responses to the Commission’s comments. However, due to the week-long holiday in China in celebration of the country’s National Day beginning on October 1, our offices will be closed until October 8, 2006. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from October 9, 2006 (10 business days from the date of receipt of the Commission’s comments) to October 16, 2006. Thank you in advance for your favourable consideration and the granting of extension.

With best regards,

WU Yuxiang Chief Financial Officer

[YANZHOU COAL MINING COMPANY LIMITED LETTERHEAD]

BY FAX

Date:	October 16, 2006

To:	Tracie Towner United States Securities and Exchange Commission (“Commission”) Division of Corporate Finance Tel (202) 551-3744 Fax (202) 772-9368

From:	WU Yuxiang Chief Financial Officer Yanzhou Coal Mining Company Limited Tel (86) 537-538-2319 Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on September 26, 2006 (“Comments”). We hereby respectfully submit to the Commission our replies to the Comments adopting the same headings and order as in the Comments, for your review and reference:

The Offer and Listing, page 64

1.	We note your disclosure stating, “…on June 28, 2005, the shareholders approved that the issuance of bonus shares by us through capitalization of the capital reserve on the basis of six bonus shares for every ten existing shares for the year ended December 31, 2004.” Please expand your disclosure to clarify whether you have accounted for this transaction as a stock dividend or a stock split and how it has been presented in your financial statements.

Response:

In our International Financial Reporting Standards (“IFRS”) financial statements we have accounted for the bonus shares as stock dividend and an amount equal to the par value of the additional shares issued has been transferred from share premium and capitalized as share capital. The number of bonus shares issued increased the share capital of the Company by 1,844,400,000 shares from 3,074,000,000 shares to 4,918,400,000 shares.

As it relates to US GAAP, ARB 43, Chapter 7B provides and practical guideline and indicates that issuances of additional shares of less than 20 - 25 percent of the number of previously outstanding shares would be considered a stock dividend while issuances of additional shares greater than 20 - 25 percent of the number of previously outstanding shares would be considered a stock split-up. The additional shares issued by us represent a 60 percent distribution. Therefore, for US GAAP purposes, we believe that the issue of bonus shares is in the nature of a stock split effected in the form of stock dividends and have accounted for the split in a manner consistent with that under IFRS as described in the preceding paragraph.

In response to the Staff’s comment we will expand our disclosure as follows:

Pursuant to the resolutions of our annual general meeting held on June 28, 2005, we issued 1,844,400,000 shares by way of six bonus shares for every ten shares held by the shareholders. These bonus shares have been accounted for as stock split effected in the form of stock dividend and an amount of RMB 1,844,400,000 has been capitalized as share capital by transfer from share premium, as disclosed in the statements of changes in equity.

Please see the amended pg. 64 of Form 20-F with our proposed amendments.

Controls and Procedures, page 85

2.	We note your statement that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date you carried out your evaluation. Please comply with Item 15(d) of Form 20-F, which requires that you disclose any changes in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

Response:

We note your comments with respect to our disclosure on pg. 85 of Form 20-F regarding internal controls. We confirm that there has not been any change in our internal controls over financial reporting during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Please see the amended pg. 85 of Form 20-F with our proposed amendments.

Financial Statements

Note 4- Significant Accounting Policies

Goodwill, page F-14

3.	We note your disclosures stating that for purpose of impairment testing, you allocate goodwill to each of the Group’s cash-generating units. Please expand your disclosure under this heading or in your reconciliation to U.S. GAAP to discuss your accounting policy for testing impairment for U.S. GAAP purposes.

2

Response:

In response to the Staff’s comment, in future filings we will include the US GAAP accounting policy on impairment test of goodwill under the reconciliation to US GAAP in our future filings, as follows:

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Note 5- Critical Accounting Judgments and Key Sources of Estimation Uncertainty

Depreciation, page F-19

4.	We note your disclosures stating, “The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed.” Please tell us the authoritative accounting literature on which you have based your policy. Further, for U.S. GAAP purposes, Industry Guide 7 requires that the cost of mining structures be depreciated using the units of production method based on proven and probable reserves. Please tell us why you have no disclosures or reconciling items to U.S. GAAP recognizing the difference between the two accounting methods.

Response:

We would like to advice the Staff that our policy is to depreciate the mining structure using the units of production method based on the estimated production volume for which the structure was designed for both IFRS and US GAAP purposes. We would also like to clarify for the Staff that, in practice, our estimated production volume for which the structure was designed is the same as proven and probable reserves. We believe this appropriately reflects the pattern of consumption of the economic benefits of these structures under both IFRS and US GAAP.

3

For IFRS purposes, we have followed the guidance in paragraph 60 of IAS 16, Property, Plant and Equipment (IAS 16), which states, “the depreciation method should reflect the pattern in which an asset’s economic benefits are expected to be consumed.” Units of production is one of the methods specified in paragraph 62 of IAS 16 that can be used to allocate the depreciable amount of an asset on a systematic basis over its useful life.

For US GAAP purposes, we have followed the guidance in Industry Guide 7 which requires that the cost of mining structures be depreciated using the units of production method based on proven and probable reserves.

We will add the phrase “for proven and probable reserves” to clarify this policy in future filings.

In addition to the above replies, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above replies responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for your assistance in this matter.

With best regards,

WU Yuxiang Chief Financial Officer

4

Capitalization of capital reserve and our capital structure as of December 31, 2005:

Pursuant to the resolutions of our annual general meeting held on June 28, 2005, we issued 1,844,400,000 shares by way six bonus shares for every ten shares held by the shareholders. These bonus shares have been accounted for as stock split effected in the form of stock dividend and an amount of RMB1,844,400,000 has been capitalized as share capital by transfer from share premium, as disclosed in the statements of changes in equity. After the issuance of the bonus shares, our total share capital increased from 3,074,000,000 shares (our share capital for the year ended December 31, 2004) to 4, 918, 400,000 shares, out of which 2,246,400,000 shares were listed shares starting from July 28, 2005. During 2005, our share capital has been changed as follows:

Type	Amount of shares as at January 1, 2005	Increase of shares as a result of capitalization of the capital reserve	Amount of shares as at December 31, 2005
State legal person shares	1,670,000,000	1,002,000,000	2,672,000,000
A Shares	180,000,000	108,000,000	288,000,000
H Shares	1,224,000,000	734,400,000	1,958,400,000
Total	3,074,000,000	1,844,400,000	4,918,400,000

Implementation of share reform plan

Our share reform plan was implemented on March 31, 2006. Our Parent Company has paid a consideration of 2.5 non-tradable shares for every 10 A Shares held by each holder of A shares whose name appears on the register of member of A share on March 30, 2006 in exchange for the right to list and trade the non-tradable shares of the Parent Company on the Shanghai Stock Exchange. Our Parent Company did not offer similar consideration to the Holders of H shares and Holders of our ADSs. Our shareholding structure before and after the implementation of finalized share reform plan was as follows:

Before the Implementation of the Share Reform Plan				After the Implementation of the Share Reform Plan
	Number of shares	Percentage of the registered share capital			Number of shares	Percentage of the registered share capital
1. Total of unlisted tradable shares State-owned shares	2,672,000,000	54.33%		1. Total of tradable shares with trading moratorium State-owned shares	2,600,000,000	52.86%

2. Total of listed tradable shares A Shares H Shares	2,246,400,000 288,000,000 1,958,400,000	45.67 5.85 39.82	% % %	2. Total of tradable shares without trading moratorium A Shares H Shares	2,318,400,000 360,000,000 1,958,400,000	47.14 7.32 39.82	% % %

3. Total of shares	4,918,400,000	100.00%		3. Total number of shares	4,918,400,000	100.00%

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of 2001, 2002, 2003, each quarterly period within the fiscal years ended December 31, 2004 and 2005 and each monthly period ended May 31, 2006:

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2001	3.95	1.90	24.65	12.60	13.10	8.28
2002	3.55	2.40	22.30	15.80	11.10	8.00
2003	8.20	2.625	53.20	17.80	11.29	7.53
2004
First quarter	9.70	6.50	60.65	42.00	15.30	10.88
Second quarter	9.85	5.20	62.80	33.25	15.82	12.38
Third quarter	10.25	7.55	66.28	50.86	15.50	12.00
Fourth quarter	12.45	9.40	79.50	61.18	15.55	11.65

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2005, we were not in default in the payment of principal or interest of any lenders.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002). Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information about us required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the Securities and Exchange Commission.

During the period covered by this Annual Report, there has not been any change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

We are required under Section 404 of the Sarbanes-Oxley Act to complete an assessment of the effectiveness of our internal controls over financial reporting by the end of 2006. We have set up a special panel and a project management committee to consider the design, implementation and testing of a comprehensive system of internal controls, including, among others, the introduction and implementation of risk management programs. We are in the process of identifying and correcting the deficiencies and weaknesses existing in our internal control, including the effectiveness of our information system, the efficiency of our audit committee and the efficiency of our internal control department. In the event that necessary improvements in our internal control system cannot be fully completed by the end of 2006, there may be matters which could constitute material weaknesses in our internal control over financial reporting, and we would be required to disclose any material weakness in our internal control over financial reporting in accordance with applicable laws and regulations.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Cui Jianming, Pu Hongjiu, Wang Xiaojun, Wang Quanxi, Chen Changchun and Dong Yunqing with Mr. Cui Jianming, who is a financial expert, serving as the chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is a consultant for the Association of China Certified Accountant. See “Item 6. Directors, Supervisors, Senior Management and Employees.”

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

DATE:	October 31, 2006

TO:	Mr. WU Yuxiang Chief Financial Officer Yanzhou Coal Mining Company Limited (Tel) (86) 537 535 2319 (Fax) (86) 537 538 3311

FROM:	Tracie Towner United States Securities and Exchange Commission Division of Corporation Finance (Tel) 202-551-3744 (Fax) 202-772-9368

RE:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Number of pages including cover sheet: 3

The information contained in this facsimile message is attorney privileged and confidential, intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone, and return the original message to us at the above address via the U.S. postal service.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF

CORPORATION FINANCE

MAIL STOP 7010

October 31, 2006

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

298 South Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

Re:	Yanzhou Coal Mining Company Limited
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 29, 2006
Response Letter Dated October 16, 2006
File No. 1-14714

Dear Mr. Yuxiang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

General

1.	Since an amendment will be required for comments written on your controls and procedures, it will be necessary for you to amend your filing to comply with all comments written on your annual report. You may wish to submit a draft amendment with proposed revisions marked to show all changes and cross referenced by comment number.

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

October 31, 2006

The Offer and Listing, page 64

2.	We have read your response to prior comment one in which you indicate that under IFRS you have accounted for the issuance of bonus shares as a stock dividend, and an amount equal to the par value of the additional shares issued has been transferred from share premium and capitalized as share capital. Further, you indicate that under U.S. GAAP you have accounted for the issuance as a stock-split in accordance with the guidance in Chapter 7B of ARB 43, since the additional shares represent a 60% distribution, and that you have accounted for the split in a manner consistent with that under IFRS. According to Chapter 7B of ARB 43, there is no need to capitalize earned surplus where the number of shares issued as a stock dividend is so great that it may be expected to have the effect of materially reducing the share market value. Please tell us the IFRS guidance you have applied to this transaction and why you are accounting for the issuance in the same manner for U.S. GAAP and IFRS.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

[YANZHOU COAL MINING COMPANY LIMITED LETTERHEAD]

BY FAX

Date:	November 13, 2006

To:	Tracie Towner
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel (202) 551-3744
Fax (202) 772-9368

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel (86) 537-538-2319
Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on October 31, 2006. We are in the process of preparing our responses to the Commission’s comments as well as the necessary amendments to our Form 20-F. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from November 14, 2006 (10 business days from the date of receipt of the Commission’s comments) to November 27, 2006. Thank you in advance for your favourable consideration and the granting of extension.

With best regards,

WU Yuxiang
Chief Financial Officer

[YANZHOU COAL MINING COMPANY LIMITED LETTERHEAD]

BY FAX

Date:	November 27, 2006

To:	Tracie Towner
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel (202) 551-3744
Fax (202) 772-9368

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel (86) 537-538-2319
Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s second round of comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on October 31, 2006 (“Second Round Comments”). We hereby respectfully submit to the Commission our replies to the Second Round Comments adopting the same headings and order as set out therein, for your review and reference:

General

1.	Since an amendment will be required for comments written on your controls and procedures, it will be necessary for you to amend your filing to comply with all comments written on your annual report. You may wish to submit a draft amendment with proposed revisions marked to show all changes and cross referenced by comment number.

Response:

We attach our proposed amendments prepared based on our replies dated October 16, 2006 (“First Reply”), to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on September 26, 2006 (“First Round Comments”), and the Second Round Comments, for your review and comment. For your easy reference, we have attached our First Reply to the Commission’s First Round Comments as Exhibit I for your reference.

First Round Comments

The Offer and Listing, page 64

Please see the amended page 64 of Form 20-F with our proposed amendments prepared in accordance with our response set out in our First Reply.

Controls and Procedures, page 85

Please see the amended page 85 of Form 20-F with our proposed amendments prepared in accordance with our response set out in our First Reply.

Goodwill, page F-14 of Financial Statements

Please see the amendments on page F-61 of Form 20-F prepared in accordance with our response set out in our First Reply.

Depreciation, page F-19 of Financial Statements

Please see the amendments on page F-61 of Form 20-F prepared in accordance with our response set out in our First Reply.

The Offer and Listing, page 64

2.	We have read your response to prior comment one in which you indicate the under IFRS you have accounted for the insurance of bonus shares as stock dividend, and an amount equal to the par value of the additional shares issued has been transferred from share premium and capitalised as share capital. Further, you indicate that under U.S. GAAP you have accounted for the insurance as a stock-split in accordance whit the guidance in Chapter 7B of ARB 43, since the additional shares represent a 60% distribution, and that you have accounted for the split in a manner consistent with that under IFRS. According to Chapter 7B of ARB43, there is no need to capitalised earned surplus where the number of share issued as stock dividend is so great that it may be expected to have the effect of materially reducing the share market value. Please tell us the IFRS guidance you have applied to this transition and why you are accounting for the issuance in the same manner for U.S.GAAP and IFRS.

Response:

We respectfully advise the Staff that there is no authoritative guidance under International Financial Reporting Standards (‘IFRS”) on accounting for either bonus shares (stock dividend) or stock splits. The only reference to bonus shares and stock splits is in paragraph 27 of IAS 33, Earnings per Share, which states:

“27.	Ordinary shares may be issued, or the number of ordinary shares outstanding may be reduced, without a corresponding change in resources. Examples include:

(a)	a capitalisation or bonus issue (sometimes referred to as a stock dividend);

2

(b)	a bonus element in any other issue, for example a bonus element in a rights issue to existing shareholders;

(c)	a share split; and

(d)	a reverse share split (consolidation of shares).”

As the Staff has indicated, we have accounted for the bonus shares as a stock split effected in the form of stock dividends in both our IFRS and US GAAP financial statements and an amount equal to the par value of the bonus shares issued has been transferred from share premium and capitalized as share capital. In accordance with paragraph 12 in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in the absence of a specific standard or interpretation, we have considered the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices in developing our accounting policy related to bonus shares. We advise the Staff that the accounting applied to the bonus shares is consistent with the company laws in the People’s Republic of China to record issue of bonus shares, US GAAP, as well as the best practices followed by public companies in Hong Kong.

We attach our proposed amendments based on our First Reply to the Commission’s First Round Comments for your reference. Please see the amendments on page 64 of Form 20-F.

We hope you find the above replies responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for your assistance in this matter.

With best regards,

WU Yuxiang
Chief Financial Officer

3

Exhibit I

First Reply to Comments Received from the U.S. Securities and Exchange Commission on our Form 20-F Filing for Fiscal Year 2005, Received on September 26, 2006

BY FAX

Date:	October 16, 2006

To:	Tracie Towner
United States Securities and Exchange Commission (“Commission”) Division of Corporate Finance Tel (202) 551-3744 Fax (202) 772-9368

From:	WU Yuxiang
Director and Chief Financial Officer Yanzhou Coal Mining Company Limited Tel (86) 537-538-2319 Fax (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on September 26, 2006 (“Comments”). We hereby respectfully submit to the Commission our replies to the Comments adopting the same headings and order as in the Comments, for your review and reference:

The Offer and Listing, page 64

1.	We note your disclosure stating, “...on June 28, 2005, the shareholders approved that the issuance of bonus shares by us through capitalization of the capital reserve on the basis of six bonus shares for every ten existing shares for the year ended December 31, 2004.” Please expand your disclosure to clarify whether you have accounted for this transaction as a stock dividend or a stock split and how it has been presented in your financial statements.

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Response:

In our International Financial Reporting Standards (“IFRS”) financial statements we have accounted for the bonus shares as stock dividend and an amount equal to the par value of the additional shares issued has been transferred from share premium and capitalized as share capital. The number of bonus shares issued increased the share capital of the Company by 1,844,400,000 shares from 3,074,000,000 shares to 4,918,400,000 shares.

As it relates to US GAAP, ARB 43, Chapter 7B provides and practical guideline and indicates that issuances of additional shares of less than 20 - 25 percent of the number of previously outstanding shares would be considered a stock dividend while issuances of additional shares greater than 20 - 25 percent of the number of previously outstanding shares would be considered a stock split-up. The additional shares issued by us represent a 60 percent distribution. Therefore, for US GAAP purposes, we believe that the issue of bonus shares is in the nature of a stock split effected in the form of stock dividends and have accounted for the split in a manner consistent with that under IFRS as described in the preceding paragraph.

In response to the Staff’s comment we will expand our disclosure as follows:

Pursuant to the resolutions of our annual general meeting held on June 28, 2005, we issued 1,844,400,900 shares by way of six bonus shares for every ten shares held by the shareholders. These bonus shares have been accounted for as stock split effected in the form of stock dividend and an amount of RMB 1,844,400,000 has been capitalized as share capital by transfer from share premium, as disclosed in the statements of changes in equity.

Please see the amended pg. 64 of Form 20-F with our proposed amendments.

Controls and Procedures, page 85

2.	We note your statement that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date you carried out your evaluation. Please comply with Item 15(d) of Form 20-F, which requires that you disclose any changes in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

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Response:

We note your comments with respect to our disclosure on pg. 85 of Form 20-F regarding internal controls. We confirm that there has not been any change in our internal controls over financial reporting during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Please see the amended pg. 85 of Form 20-F with our proposed amendments.

Financial Statements

Note 4- Significant Accounting Policies

Goodwill, page F-14

3.	We note your disclosures stating that for purpose of impairment testing, you allocate goodwill to each of the Group’s cash-generating units. Please expand your disclosure under this heading or in your reconciliation to U.S. GAAP to discuss your accounting policy for testing impairment for U.S. GAAP purposes.

Response:

In response to the Staff’s comment, in future filings we will include the US GAAP accounting policy on impairment test of goodwill under the reconciliation to US GAAP in our future filings, as follows:

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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Note 5- Critical Accounting Judgments and Key Sources of Estimation Uncertainty

Depreciation, page F-19

4.	We note your disclosures stating, “The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed,” Please tell us the authoritative accounting literature on which you have based your policy. Further, for U.S. GAAP purposes, Industry Guide 7 requires that the cost of mining structures be depreciated using the units of production method based on proven and probable reserves. Please tell us why you have no disclosures or reconciling items to U.S. GAAP recognizing the difference between the two accounting methods.

Response:

We would like to advice the Staff that our policy is to depreciate the mining structure using the units of production method based on the estimated production volume for which the structure was designed for both IFRS and US GAAP purposes. We would also like to clarify for the Staff that, in practice, our estimated production volume for which the structure was designed is the same as proven and probable reserves. We believe this appropriately reflects the pattern of consumption of the economic benefits of these structures under both IFRS and US GAAP.

For IFRS purposes, we have followed the guidance in paragraph 60 of IAS 16, Property, Plant and Equipment (IAS 16), which states, “the depreciation method should reflect the pattern in which an asset’s economic benefits are expected to be consumed.” Units of production is one of the methods specified in paragraph 62 of IAS 16 that can be used to allocate the depreciable amount of an asset on a systematic basis over its useful life.

For US GAAP purposes, we have followed the guidance in Industry Guide 7 which requires that the cost of mining structures be depreciated using the units of production method based on proven and probable reserves.

We will add the phrase “for proven and probable reserves” to clarify this policy in future filings.

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In addition to the above replies, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above replies responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for your assistance in this matter.

With best regards

WU Yuxiang Director and Chief Financial Officer

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Capitalization of capital reserve and our capital structure as of December 31, 2005:

Pursuant to the resolutions of our annual general meeting held on June 28, 2005, we issued 1,844,400,000 shares by way six bonus shares for every ten shares held by the shareholders. These bonus shares have been accounted for as stock split effected in the form of stock dividend and an amount of RMB1,844,400,000 has been capitalized as share capital by transfer from share premium, as disclosed in the statements of changes in equity. After the issuance of the bonus shares, our total share capital increased from 3,074,000,000 shares (our share capital for the year ended December 31, 2004) to 4, 918, 400,000 shares, out of which 2,246,400,000 shares were listed shares starting from July 28, 2005. During 2005, our share capital has been changed as follows:

Type	Amount of shares as at January 1, 2005	Increase of shares as a result of capitalization of the capital reserve	Amount of shares as at December 31, 2005
State legal person shares	1,670,000,000	1,002,000,000	2,672,000,000
A Shares	180,000,000	108,000,000	288,000,000
H Shares	1,224,000,000	734,400,000	1,958,400,000
Total	3,074,000,000	1,844,400,000	4,918,400,000

Implementation of share reform plan

Our share reform plan was implemented on March 31, 2006. Our Parent Company has paid a consideration of 2.5 non-tradable shares for every 10 A Shares held by each holder of A shares whose name appears on the register of member of A share on March 30, 2006 in exchange for the right to list and trade the non-tradable shares of the Parent Company on the Shanghai Stock Exchange. Our Parent Company did not offer similar consideration to the Holders of H shares and Holders of our ADSs. Our shareholding structure before and after the implementation of finalized share reform plan was as follows:

Before the Implementation of the Share Reform Plan				After the Implementation of the Share Reform Plan
	Number of shares	Percentage of the registered share capital			Number of shares	Percentage of the registered share capital
1. Total of unlisted tradable shares State-owned shares	2,672,000,000	54.33%		1. Total of tradable shares with trading moratorium State-owned shares	2,600,000,000	52.86%

2. Total of listed tradable shares A Shares H Shares	2,246,400,000 288,000,000 1,958,400,000	45.67 5.85 39.82	% % %	2. Total of tradable shares without trading moratorium A Shares H Shares	2,318,400,000 360,000,000 1,958,400,000	47.14 7.32 39.82	% % %

3. Total of shares	4,918,400,000	100.00%		3. Total number of shares	4,918,400,000	100.00%

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of 2001, 2002, 2003, each quarterly period within the fiscal years ended December 31, 2004 and 2005 and each monthly period ended May 31, 2006:

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2001	3.95	1.90	24.65	12.60	13.10	8.28
2002	3.55	2.40	22.30	15.80	11.10	8.00
2003	8.20	2.625	53.20	17.80	11.29	7.53
2004
First quarter	9.70	6.50	60.65	42.00	15.30	10.88
Second quarter	9.85	5.20	62.80	33.25	15.82	12.38
Third quarter	10.25	7.55	66.28	50.86	15.50	12.00
Fourth quarter	12.45	9.40	79.50	61.18	15.55	11.65

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PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2005, we were not in default in the payment of principal or interest of any lenders.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002). Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information about us required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the Securities and Exchange Commission.

During the period covered by this Annual Report, there has not been any change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

We are required under Section 404 of the Sarbanes-Oxley Act to complete an assessment of the effectiveness of our internal controls over financial reporting by the end of 2006. We have set up a special panel and a project management committee to consider the design, implementation and testing of a comprehensive system of internal controls, including, among others, the introduction and implementation of risk management programs. We are in the process of identifying and correcting the deficiencies and weaknesses existing in our internal control, including the effectiveness of our information system, the efficiency of our audit committee and the efficiency of our internal control department. In the event that necessary improvements in our internal control system cannot be fully completed by the end of 2006, there may be matters which could constitute material weaknesses in our internal control over financial reporting, and we would be required to disclose any material weakness in our internal control over financial reporting in accordance with applicable laws and regulations.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Cui Jianming, Pu Hongjiu, Wang Xiaojun, Wang Quanxi, Chen Changchun and Dong Yunqing with Mr. Cui Jianming, who is a financial expert, serving as the chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is a consultant for the Association of China Certified Accountant. See “Item 6. Directors, Supervisors, Senior Management and Employees.”

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YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP- continued

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF

CORPORATION FINANCE

MAIL STOP 7010

December 22, 2006

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

298 South Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

Re:	Yanzhou Coal Mining Company Limited

Form 20-F for Fiscal Year Ended December 31, 2005

Filed June 29, 2006

Response Letter Dated November 27, 2006

File No. 1-14714

Dear Mr. Yuxiang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

The Offer and Listing, page 64

1.

We have read your response to prior comment two in which you confirm you have accounted for the bonus shares as a stock split effected in the form of stock dividends under IFRS and U.S. GAAP. Further, you indicate that the accounting applied to the bonus shares is consistent with the company laws in the People’s Republic of China, U.S. GAAP, as well as the best practices followed by public companies in Hong Kong. However, according to Section 7B, paragraph 11 of ARB 43, if the number of additional shares issued as a stock dividend is so great that it has, or may reasonably be expected to have, the effect of materially reducing the share value, there is no need to capitalize earned surplus, other than to the extent occasioned by legal requirements.

Mr. WU Yuxiang

Yanzhou Coal Mining Company Limited

December 22, 2006

Your disclosure indicates that your outstanding shares as at December 31, 2005 increased by 60% from January 1, 2005 as a result of the issuance of bonus shares, which appears to be consistent with this scenario. Please clarify for us why you believe your accounting is appropriate under U.S. GAAP. In your response, please address paragraphs 10-16 in Section 7B of ARP 43. Please contact us by telephone if you wish to discuss this matter in further detail.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller Branch Chief

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

DATE:	December 22, 2006

TO:	Mr. WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
(Tel) (86) 537 538 2319
(Fax) (86) 537 538 3311

FROM:	Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
(Tel) 202-551-3744
(Fax) 202-772-9368

RE:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Number of pages including cover sheet: 3

The information contained in this facsimile message is attorney privileged and confidential, intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone, and return the original message to us at the above address via the U.S. postal service.

[YANZHOU COAL MINING COMPANY LIMITED LETTERHEAD]

BY FAX

Date:	January 8, 2007

To:	Tracie Towner
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel (202) 551-3744
Fax (202) 772-9368

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel (86) 537-538-2319
Fax (86) 537-538-3311

Re: Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on December 22, 2006 (“Third Round Comments”). We are in the process of preparing our responses to the Commission’s Third Round Comments. We hereby respectfully submit to the Commission our request for an extension on the submission date from January 10, 2007 (10 business days from the date of receipt of the Commission’s Third Round Comments) to January 18, 2007. Thank you in advance for your favourable consideration and the granting of extension.

With best regards,

WU Yuxiang
Chief Financial Officer

[YANZHOU COAL MINING COMPANY LIMITED LETTERHEAD]

BY FAX

Date:	January 18, 2007

To:	Tracie Towner
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel: (202) 551-3744
Fax: (202) 772-9368

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel: (86) 537-538-2319
Fax: (86) 537-538-3311

Re:	Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2005

Dear Ms. Towner:

We refer to the Commission’s third batch of comments on our Form 20-F filing for fiscal year ended December 31, 2005, received on December 22, 2006 (“Third Batch Comments”). We hereby respectfully submit to the Commission our replies to the Third Batch Comments adopting the same headings and order as set out therein, for your review and reference:

The Offer and Listing, page 64

2.	We have read your response to prior comment two in which you confirm you have accounted for the bonus shares as a stock split effected in the from of a stock dividends under IFRS and U.S. GAAP. Further, you indicate that the accounting applied to the bonus shares is consistent with the company laws in the People’s Republic of China, U.S. GAAP, as well as the best practices followed by public companies in Hong Kong. However, according to Section 7B, paragraph 11 of ARB43, if the number of additional shares issued as a stock dividend is so great that it has, or may reasonably be expected to have, the effect of materially reducing the share value, there is no need to capitalise earned surplus, other than to the extent occasioned by legal requirements. Your disclosures indicates that your outstanding shares as at December 31, 2005 increased by 60% from January 1, 2005 as a results of the issuance of bonus shares, which appears to be consistent with this scenario. Please clarify for us why you believe your accounting is appropriate under U.S.GAAP. In your response, please address paragraphs 10-16 in Section 7B of ARB43. Please contact us by telephone if you wish to discuss this matter in further details.

Response:

We confirm the Staff’s indication that our scenario is consistent with that described in paragraph 11 of Section 7B of ARB 43. We would like to clarify that we have not capitalized earned surplus under IFRS or US GAAP. Under IFRS, we have only reclassified a portion of Share Premium equal to the number of shares multiplied by the par value to Share Capital consistent with PRC law. Because we only presented the total amount of Shareholders Equity in our condensed US GAAP balance sheet, there is no effect from this reclassification. As a result, we believe we have complied with paragraph’s 10-16 in Section 7B of ARB 43.

We hope you find the above replies responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for your assistance in this matter.

With best regards,

WU Yuxiang
Chief Financial Officer

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